November 22, 2011

Mr. Brian J. Pitko
Securities and Exchange Commission
Washington, DC  20549

Re:	TherapeuticsMD, Inc. Current Report on Form 8-K Filed October 11, 2011 File No. 000-16731

Dear Mr. Pitko:

TherapeuticsMD, Inc., f/k/a AMHN, Inc., a Nevada corporation ("Therapeutics" or the "Company") is providing this letter to you in response to your comment letter dated November 7, 2011 related to our Current Report on Form 8-K filed with the Commission on October 11, 2011 (the "Form 8K").  Your comments are listed herein with our responses immediately following:

Concurrently with the filing of this correspondence, the Company will file a Form 8-K/A, Amendment No. 1 ("Form 8-K/A"), marked with revisions in accordance with our responses herein.

General

1. The financial statements of the registrant are now the financial statements of VitaMed.  Please provide in the 8-K the disclosures required by Item 304 of Regulation S-K for the change in accountant in connection with the merger or any prior change in accountants within the last 24 months. In addition, please confirm that the auditors of VitaMed are independent under the SEC/PCAOB rules and that an auditor that is registered with the PCAOB will audit the post-consummation financial statements.

The auditors for the Company have not changed, but still remain as RRBB.  The auditors for the financial statements of VitaMed prior to the merger are considered independent under the SEC-PCAOB rules; however, upon the closing of the Merger, they no longer serve as auditor for VitaMed.  While serving as auditor of VitaMed, they experienced a name change from Christian H. Parks, CPA, LLC to Parks & Company, LLC (Deerfield Beach, FL) and their firm is registered with PCAOB under the name of Christian H. Parks, CPA, LLC (Deerfield Beach, FL).  Upon the closing of the Merger, RRBB became the auditor of both the Company and its newly acquired subsidiary, VitaMed. As such, we believe that no further disclosure is required by Item 304 of Regulation S-K.

Cautionary Statement Concerning Forward Looking Information, page 3

2.  Please revise your disclosure to remove any reference to the safe harbors for forward looking statements available under Section 27A of the Securities Act and Section 21E of the Exchange Act as these provisions are not available to issuers of penny stock.

Per your comment, we revised our disclosures to remove all references to the safe harbors for forward looking statements.

Mr. Brian J. Pitko
November 22, 2011
Page Two

Management’s Discussion and Analysis and Plan of Operations

Results of Operations, page 44

3.   Your inventory levels at December 31, 2010 and June 30, 2011 appear high compared to sales for the twelve months ended December 31, 2010 and the six months ended June 30, 2011. Please clarify in the filing how you determine valuation accounts for inventory and why you believe your inventory is recoverable at each period end. In this regard, if your products have shelf lives, please elaborate on the shelf lives and how it affects your valuation accounts and obsolescence.

Per your request, we have revised our filing to include the following disclosure in Material Changes in Financial Condition and Results of Operations:

VitaMed's inventory levels at December 31, 2010 and June 30, 2011 were 618,069 and 617,239 respectively. Sales and cost of sales for the six months ended June 30, 2011 was $994,159 and $444,849 respectively.  Management of VitaMed believes that its sales in the second six months of 2011 will be equal to or greater than the first six months of 2011 which equates to annual inventory turn of greater than one.  Due to manufacturing lead times and the fact that VitaMed product sales are increasing (up more than 100% from the same six month period in 2010), VitaMed tries to keep an inventory on hand in excess of a 90 day supply.  Inventory is valued at cost and adjusted for obsolescence.  All inventory items have a shelf life of 24 months or more and almost all products are shipped directly to the consumer. Since inception, VitaMed's write-offs for obsolescence have been nil; a trend that we do not expect will change.  If VitaMed does experience inventory obsolescence, it will occur because of the discontinuation of a product. As disclosed in the footnotes to our financial statements for the period ended June 30, 2011, we experienced losses due to product returns of $10,756.

4.  Please clarify why the revenue for the six months ended June 30, 2011 increased $526,031 compared to the six months ended June 30, 2010. Specify how much of the increased related to price vs. volume and how many new products were offered that contributed to the increase.

We have revised our filing to include a portion of the following response:

VitaMed experienced the large sales growth as a result of an increase in the volume of products sold.  During the time periods, there were no increases in the sales price of our products.  VitaMed has introduced five (5) new products since June 30, 2010; the combined sales for those products for the six months ended June 30, 2011 was less than 10% of the total sales in that period.  VitaMed's product sales grew as a result of increased acceptance in the market place for our products. In addition to selling our products online, VitaMed employs a sales force of 27 individuals to call on the medical community.  The sales force has been successful in promoting our quality products at a competitive price that consumers want to buy.

Mr. Brian J. Pitko
November 22, 2011
Page Three

5.   Discuss the reason why accounts payable increased 91% at June 30, 2011 compared to December 31, 2010. Quantify each significant factor that resulted in the increase.

We have revised our filing to include the following additional disclosure.

Accounts payable and accrued expenses at June 30, 2011 and December 31, 2010 were $444,552 and $232,842 respectively, a difference of $211,710 (or an increase of 91%).  The increase is due to increases as follows:

•	Professional fees for the time period were approximately $53,000 and included fees relative to the Merger with AMHN, Inc.
•
Our number of employees and consultants at December 31, 2010 was 26 and increased to 37 at June 30, 2011.  Due to the increase in employees and consultants, our payroll, PTO (Paid Time Off), compensation to consultants and expense reimbursement increased to $153,242.

•	Our PTO policy has a "use it or lose it" provision for each year end, so at June 30, 2011 we were still accruing for the remaining six month period.
•	At June 30, 2011, our cash position was tight; therefore, our accounts payable showed an increase as we delayed payment of certain invoices until funding was received.

6.   Discuss why sales increased by 112% for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 while cost of sales increased by 141% for the same period. In addition, clarify why sales increased by 461% for the twelve months ended December 31, 2010 compared to an increase in cost of sales of 171%.

We have revised our filing to include a portion of the following response:

Please refer to Response #4 above. VitaMed’s sales increased by 112% for the six months ended June 30, 2011 compared to the same period in 2010 from $468,128 to $994,159 respectively, as a result of our successful marketing campaign and the introduction of new products. Cost of sales as a percentage of sales was 45% for the six months ended June 30, 2011 compared to 39% for the same period in 2010.  This 6% unfavorable change is primarily a result of a change in product mix and the differentiation of gross margin between products.

VitaMed’s sales increased by 461% for the year ended December 31, 2010 compared to the same period in 2009 from $221,192 to $1,241,921 respectively, as a result of (i) our successful marketing campaign, (ii) an increase in our sales force (iii), the introduction of new products and (iv) sales being conducted for the full year of 2010.  Cost of sales as a percentage of sales was 45% for the year ended December 31, 2010 compared to 93% for the same period in 2009.  This 48% favorable change is primarily a result of (i) reductions in product purchase prices resulting from larger volume purchases, (ii) improved material handling and distribution methods, and (iii) reduction in shipping costs.

Mr. Brian J. Pitko
November 22, 2011
Page Four

Directors and Executive Officers, page 49

7.   Please revise your disclosure to identify the specific experiences, qualifications, attributes or skills possessed by each of your directors that led your board to determine that they should serve as directors of the company. Please note that this disclosure should be provided for each director on an individual basis. We refer you to Item 401(e) of Regulation S-K.

As requested, we have revised our filing to include the following expanded disclosures:

Robert G. Finizio – Chairman, Chief Executive Officer of the Company
Chairman, Chief Executive Officer of VitaMed

Robert G. Finizio was elected Chairman and appointed Chief Executive Officer of TherapeuticsMD, Inc. on October 4, 2011. On the same day, the Company's Board of Directors appointed him to serve as Chairman and Chief Executive Officer of VitaMed which is now a wholly owned subsidiary of the Company.  As co-founder of VitaMed, from April 2008 to October 4, 2011, Mr. Finizio served as Chief Executive Officer and Director. Mr. Finizio has 16 years of successful early stage company development in the healthcare industry.  Prior to VitaMed, from August 2001 to February 2008, Mr. Finizio co-founded and served as an officer and director of CareFusion, Inc. CareFusion, Inc. is a global leader in healthcare technology and equipment and provider of integrated technology, software, services and equipment to healthcare institutions worldwide. Mr. Finizio managed CareFusion's growth from inception to over 70 employees and 200 hospital customers prior to its acquisition by Cardinal Health. Mr. Finizio's early business experience was with Omnicell Technologies (OMCL) and Endoscopy Specialists (TFX) in the healthcare IT and surgical space, respectively. Mr. Finizio has vast experience in creating, developing and guiding medical software companies and specific experience in directing health care software companies like CareFusion that developed software that drove its product sales and development. He has a proven track record of successfully building new healthcare companies through leveraging his background in women's healthcare, pharmaceutical technology, clinical software, patient safety and distribution. Mr. Finizio earned a BA from the University of Miami.

John C.K. Milligan, IV – President, Secretary, Director of the Company
                                                President, Secretary of VitaMed

John C.K. Milligan, IV was appointed President, Secretary and Director of TherapeuticsMD, Inc. on October 4, 2011. On the same day, the Company's Board of Directors appointed him to serve as President and Secretary of VitaMed which is now a wholly owned subsidiary of the Company. From December 2008 to October 4, 2011, Mr. Milligan served as President and Director of VitaMed. Mr. Milligan has significant experience in creating, developing and guiding software companies, specifically in the medical industry.  Prior to VitaMed, Mr. Milligan co-founded CareFusion, LLC, serving as Vice President and General Manager from August 2001 to February 2008,  and then as President and Chief Operating Officer of CareFusion, Inc.  CareFusion, Inc. is a global

Mr. Brian J. Pitko
November 22, 2011
Page Five

leader in healthcare technology and equipment and provider of integrated technology, software, services and equipment to healthcare institutions worldwide.  Mr. Milligan led the post-acquisition integration into the $3.5 billion business unit and the transition of CareFusion's finance, staff, and product portfolio into publicly-traded $80 billion pharmaceutical distributor and healthcare technology provider. From 1997 to 2001, Mr. Milligan was Vice President, Sales and Operations for Omnicell, Inc., a provider of healthcare, supply chain management systems and services, supply chain management systems and services where he increased revenues from under $3 million to over $25 million for product lines of web-based procurement solutions, pharmacy point-of-use automation, supply point-of-use automation, and web-based decision support systems. Mr. Milligan is a graduate of the U.S. Naval Academy.

Brian Bernick, M.D. – Director of the Company

Dr. Brian Bernick was elected as a Director of TherapeuticsMD, Inc. on October 4, 2011.  As co-founder of VitaMed, Dr. Bernick served on VitaMed's Board of Directors since inception. Dr. Bernick is a practicing and board certified Obstetrician/Gynecologist with twenty years of clinical medical experience. Dr. Bernick's experience in the OB/GYN field gives him an understanding of sales channels and the needs and requirements of VitaMed's customers. Dr. Bernick is the past Chairman of the Department of Obstetrics and Gynecology at Boca Raton Regional Hospital and has served as a member of its Medical Executive Board.  He has served on the Board of Directors of the Palm Beach Medical Society and VitalMD Group Holding, LLC, the largest physician-owned and managed group of obstetricians/gynecologists in Florida covering more than 250 physicians/practices. Dr. Bernick is the recipient of several national and regional awards including the American Medical Association Foundation's Leadership Award and was recognized by both Super Doctors and National Consumers Survey for being in the top 5% of doctors.  He provides medical education in conjunction with Emory University and Florida Atlantic University School of Nursing and Medicine.  Dr. Bernick earned a BA in Economics from Northwestern University and a doctorate in medicine from the University of Chicago Medical School.  He completed his residency at the University of Pennsylvania.

Executive Compensation, page 53

8.   We note that the compensation table included on page 54 does not appear to be in the tabular format required under Item 402(n) of Regulation S-K. Please revise your disclosure to present compensation information for your named executive officers using the columns and headings required under Regulation S-K. In addition, please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the table as required under Item 402(o) of Regulation S-K. In particular, additional information should be provided in relation to the compensation included under the heading “All other and annual compensation and LTIP payouts.”

As requested, we have revised our filing to include the following section on Executive Compensation:

Mr. Brian J. Pitko
November 22, 2011
Page Six

EXECUTIVE COMPENSATION

The following table lists the compensation of the principal executive officers of the Company prior to and after the Closing of the Merger outlined herein.  The compensation of the Company's former principal executive officers includes compensation for each of the years ending ended December 31, 2010 and 2009 as well as the compensation paid from January 1, 2011 through the Closing of the Merger.  The compensation of the Company's current principal executive officers includes compensation paid by VitaMed from January 1, 2011 through September 30, 2011. No compensation has been recorded for any executive officers of the Company from September 30, 2011 through the date of this Report.

The following information includes the dollar value of base salaries, bonuses, stock and option awards, and other compensation, if any, whether paid or deferred. The aggregated value of Option Awards granted to the Company's current executive officers are based on options originally issued by VitaMed, which options were converted into Company Options as of the Closing of the Merger pursuant to the Conversion Ratio.

(Remainder of page intentionally left blank.)

Mr. Brian J. Pitko
November 22, 2011
Page Seven

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Nonequity Incentive Plan Compen-sation ($) (g)	Non-qualified deferred compen-sation earnings ($) (h)	All other compen-sation ($) (i)	Total ($) (j)

Robert G. Finizio* Chief Executive Officer(1)	2011	114,000	-0-	-0-	45,554	-0-	-0-	-0-	159,554
	2010	140,282	-0-	-0-	45,554	-0-	-0-	-0-	185,836
	2009	1,846	-0-	-0-	45,554	-0-	-0-	-0-	47,400

John C.K. Milligan* President, Secretary(2)	2011	114,000	-0-	-0-	63,471	-0-	-0-	-0-	177,471
	2010	144,787	-0-	-0-	63,471	-0-	-0-	-0-	208,258
	2009	1,846	-0-	-0-	63,471	-0-	-0-	-0-	65,317

Daniel A. Cartwright* Chief Financial Officer, Vice President Finance, Treasurer(3)	2011	22,406	-0-	-0-	-0-	-0-	-0-	-0-	22,406
	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Mitchell L. Krassan* Chief Strategy Officer(4)	2011	80,385	-0-	-0-	53,426	-0-	-0-	-0-	133,811
	2010	15,096	-0-	-0-	31,945	-0-	-0-	-0-	47,041
	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Jeffrey D. Howes(5) Former Principal Executive Officer	2011	15,000	-0-	-0-	-0-	-0-	-0-	-0-	15,000
	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Robert Cambridge(6) Former Principal Executive Officer	2011	5,000	-0-	-0-	-0-	-0-	-0-	-0-	5,000
	2010	60,000	-0-	-0-	-0-	-0-	-0-	-0-	60,000
	2009	26,000	-0-	-0-	-0-	-0-	-0-	-0-	26,000

Sky Kelley(7) Former Chief Executive Officer	2011	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2009	50,679	-0-	-0-	-0-	-0-	-0-	-0-	50,679

Gregory R. Woodhill(8) Former Chief Executive Officer	2011	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2009	3,500	-0-	-0-	-0-	-0-	-0-	-0-	3,500

Gerald L. Jensen Former Principal Executive Officer	2011	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
____________________
*Officers appointed at the Closing of the Merger.

Mr. Brian J. Pitko
November 22, 2011
Page Eight

(1)
Mr. Finizio earns a base annual compensation of $156,000 through a verbal arrangement.  The Option Awards include the issuance of a non-qualified stock option for the purchase of 1,472,910 shares (as adjusted pursuant to the Conversion Ratio) of the Company's Common Stock, which option was originally issued on January 1, 2009 and reissued on October 4, 2011 pursuant to the Closing of the Merger.  The option has an exercise price of $0.101839 per share and expires on January 1, 2019.  Through October 4, 2011, 1,350,168 shares were vested. The remaining 122,742 shares vest at the rate of 40,914 shares on each of November 1 and December 1, 2011 and January 1 2012. The value of the Option Awards is based on the number of shares vested at each year end.

(2)
Mr. Milligan earns a base annual compensation of $156,000 through a verbal arrangement. The Option Awards include the issuance of a non-qualified stock option for the purchase of 2,052,255 shares (as adjusted pursuant to the Conversion Ratio) of the Company's Common Stock, which option was originally issued on January 1, 2009 and reissued on October 4, 2011 pursuant to the Closing the Merger.  The option has an exercise price of $0.101839 per share and expires on January 1, 2019.  Through October 4, 2011, 1,881,234 shares were vested.  The remaining 171,021 shares vest at the rate of 57,007 shares on each of November 1 and December 1, 2011 and January 1, 2012. The value of the Option Awards is based on the number of shares vested at each year end.

(3)	Mr. Cartwright earns a base annual compensation of $180,000 through a verbal arrangement.
(4)
Mr. Krassan earns a base annual compensation of $110,000 through a verbal arrangement. The Option Awards includes the issuance of non-qualified stock options as follows: (i) Options for the purchase of 73,646 and 92,057 shares respectively (as adjusted pursuant to the Conversion Ratio) of the Company's Common Stock, which options were originally issued on May 1, 2010 and reissued on October 4, 2011 pursuant to the Closing of the Merger.  The options have an exercise price of $0.187384 per share and expire on May 1, 2020. Through October 4, 2011, all shares were vested. (ii) An option for the purchase of 736,455 shares (as adjusted pursuant to the Conversion Ratio) of the Company's Common Stock, which option was originally issued on September 1, 2010 and reissued on October 4, 2011 pursuant to the Closing of the Merger.  The option has an exercise price of $0.203678 per share and expires on September 1, 2020.  Through October 4, 2011, 265,942 shares were vested.  The remaining 470,513 shares vest at the rate of 20,457 shares on the first of each month with all shares being vested on September 1, 2013. The value of the Option Awards is based on the number of shares vested at each year end.

(5)
Mr. Howes served as the Company's sole officer and director from February 15, 2011 through the Closing of the Merger for which services he received an aggregate of $15,000 pursuant to a consulting arrangement with the Company.

(6)
Mr. Cambridge's compensation for 2011 including consulting fees from January 1 through February 15, 2011.  Compensation for 2009 included consulting fees from July 2009 to December 2009. Mr. Cambridge's compensation was invoiced and paid through his consulting company.

(7)	Includes compensation paid by America's Minority Health Network from June 2009 through December 2009. Also includes 3,423,422 shares of the Company's restricted Common Stock valued at $291,667.
(8)	Mr. Woodhill was not an employee of the Company; he received $500 per month for his services pursuant to a consulting arrangement with the Company.

As of the Closing of the Merger, the compensation arrangement with the Company's former sole officer was terminated.

Mr. Brian J. Pitko
November 22, 2011
Page Nine

Certain Relationships and Related Transactions and Director Independence

Promissory Notes, page 57

9.   Please file the Senior Secured Promissory Notes you issued in July 2011, and the related Security Agreement, as well as the Convertible Promissory Notes you subsequently issued in September and October, 2011, as exhibits. We refer you to Item 601(b)(4) of Regulation S-K.

As requested, we have revised our filing to include as exhibits the (i) form of Senior Secured Promissory Note issued on July 18, 2011, (ii) form of Security Agreement, and (iii) form of Convertible Promissory Note issued in September and October 2011.

Loans from affiliates, page 57

10.   We note your disclosure that you have issued short-term promissory notes to certain officers and directors. Please revise your disclosure to identify the officers and directors to which you are referring as required under Item 404(a) of Regulation S-K. In addition, please file any agreements underlying these transactions as exhibits as required under Item 601(b)(10)(ii)(A) of Regulation S-K.

As requested, we have revised our filing to include the following expanded disclosure:

Loans from Affiliates

As part of the Promissory Notes issued in the aggregate of $500,000 as mentioned above, VitaMed issued short-term Promissory Notes ("Notes") in the aggregate of $200,000 to certain officers and directors of VitaMed. John Milligan, President and Director of VitaMed, and Dr. Brian Bernick, director of VitaMed, were issued Notes for $50,000 each. Reich Family LP, an entity controlled by Mitchell Krassan, Executive Vice President of VitaMed, and Fourth Generation Equity Partners, LLC ("Fourth Generation"), an entity controlled by Nick Segal, a director of VitaMed at the time of the issuance, were issued Notes for $50,000 each. The Notes bear interest at the rate of four percent (4%) per annum. On October 6, 2011, (i) principal and interest of approximately $50,696 under the Note to Reich Family LP was repaid, (ii) principal and interest of approximately $50,696 under the Note to Fourth Generation was converted into shares of the Company's Common Stock at $0.38 per share, and (iii) the due date of the Notes to Mr. Milligan and Dr. Bernick were extended to December 4, 2011.  A copy of the form of Promissory Note is attached as an exhibit hereto and incorporated herein by reference.

Mr. Brian J. Pitko
November 22, 2011
Page Ten

Lang Agreement, page 58

11.   Please revise your disclosure to provide a description of the separate financing agreement you have entered into with Lang. In addition, please file any agreement underlying this transaction as an exhibit.

Pursuant with 17 CFR 200.83, submission of the separate financing agreement with Lang will be provided by supplemental letter.

Regarding our comments herein, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TherapeuticsMD, Inc.

/s/ Robert G. Finizio

Robert G. Finizio
Chief Executive Officer